



15006231

No Act
PE 4/6/15

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE



April 6, 2015

Act: 1934
Section:
Rule: 14a-8 (OD?)
Public
Availability: 4-6-15

Stacey M. Heiser
The Kroger Co.
stacey.heiser@kroger.com

Re: The Kroger Co.

Dear Ms. Heiser:

This is in regard to your letter dated April 6, 2015 concerning the shareholder proposal submitted by the Calvert VP S&P 500 Index Portfolio, the Glenmary Home Missioners and First Affirmative Financial Network, LLC on behalf of Mary H. DuPree for inclusion in Kroger's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponents have withdrawn the proposal and that Kroger therefore withdraws its February 20, 2015 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

cc: Stu Dalheim
Calvert Investment Management, Inc.
stu.dalheim@calvert.com



THE KROGER CO. • LAW DEPARTMENT • 1014 VINE STREET • CINCINNATI, OHIO 45202-1100

STACEY M. HEISER
SENIOR COUNSEL

EMAIL: STACEY.HEISER@KROGER.COM
TELEPHONE: 513-762-1018

April 6, 2015

VIA E-MAIL (shareholderproposals@sec.gov)
and FEDEX OVERNIGHT
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: The Kroger Co. Shareholder Proposal of Calvert Investment Management, First Affirmative Financial Network, LLC and Glenmary Home Missioners Request for No-Action Pursuant to Rule 14a-8(i)(7)

Ladies and Gentlemen:

The Kroger Co. is hereby withdrawing its Request for No-Action dated February 20, 2015. The Proponents have agreed to withdraw their Proposal and the withdrawal letter is attached hereto as Exhibit A.

Any terms not defined herein shall have the meanings set forth in the Request for No-Action dated February 20, 2015.

If the Staff have any questions or concerns, please contact me at 513-762-1018.

Sincerely,

Stacey M. Heiser

cc: Lyuba Goltser
Calvert Investment Management, Inc.
First Affirmative Financial Network, LLC
Glenmary Home Missioners



4550 Montgomery Avenue, Bethesda, Maryland 20814
301.951.4800 • 800.727.5578 / www.Calvert.com

April 2, 2015

Stacey M. Heiser, Esq.
The Kroger Co.
1014 Vine Street, 10th Floor
Cincinnati, Ohio 45202

Brendon J. Cull
Senior Director, Government Relations and Regulatory Affairs
The Kroger Co.
1014 Vine Street, 10th Floor
Cincinnati, Ohio 45202

Dear Ms. Heiser and Mr. Cull:

RE: Calvert shareholder resolution withdrawal on behalf of Calvert and co-filers Glenmary Home Missioners and First Affirmative Financial Network, LLC

Shareholders agree to withdraw our proposal requesting that the company join the Fair Food Program.

We appreciate Kroger's attention to our proposal and the positive steps the company is taking to improve social standards within the company's supply chain as laid out in the company's updated Vendor Code of Conduct and as described in your March 24, 2015 letter to Calvert.

We look forward to continued dialogue as agreed about your continuing work to build upon your supply chain audits, especially with regard to social responsibility. We are interested in discussing how that additional work is moving forward, what Kroger is finding and learning and how you are addressing any risks/opportunities.

Please confirm that upon shareholders' withdrawal of our proposal that you also intend to withdraw your No Action Request submitted to the SEC.

Thank you for your time and your attention to our proposal and to our interests here. We have learned a lot about your company and the work you are doing, and we look forward to seeing continued progress.

Sincerely,

Stu Dalheim, Vice President, Shareholder Advocacy
Calvert Investment Management, Inc.

CC: Emily Kaiser, Esq., Sustainability Analyst, Calvert Investment Management, Inc.
Holly A. Testa, AIF®, Director, Shareowner Engagement, First Affirmative Financial Network
Anna Falkenberg, PhD, Executive Director, Socially Responsible Investment Coalition



THE KROGER CO. • LAW DEPARTMENT • 1014 VINE STREET • CINCINNATI, OHIO 45202-1100

STACEY M. HEISER
SENIOR COUNSEL

EMAIL: STACEY.HEISER@KROGER.COM
TELEPHONE: 513-762-1018

February 20, 2015

VIA E-MAIL (shareholderproposals@sec.gov)
and FEDEX OVERNIGHT
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: The Kroger Co. Shareholder Proposal of Calvert Investment Management, First Affirmative Financial Network, LLC and Glenmary Home Missioners Request for No-Action Pursuant to Rule 14a-8(i)(7)

Ladies and Gentlemen:

This letter is to inform you that The Kroger Co. (the "Company") intends to omit from its proxy statement and form of proxy for its 2015 Annual Meeting of Shareholders (the "2015 Proxy Materials") a shareholder proposal (the "Proposal") and statements in support thereof (the "Supporting Statements") submitted by co-proponents Calvert Investment Management, Inc., First Affirmative Financial Network, LLC and Glenmary Home Missioners (the "Proponents").

In accordance with Rule 14a-8(j) under Section 14(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), six (6) paper copies of this letter are being submitted not less than eighty (80) days before the Company intends to file the 2015 Proxy Materials with the U.S. Securities and Exchange Commission (the "Commission").

A copy of this letter and its attachments are simultaneously being mailed to the Proponents to inform them that the Company intends to exclude the Proposal. Pursuant to Staff Legal Bulletin No. 14D (CF) "Shareholder Proposals" (Nov. 7, 2008), question C, we have also submitted this letter to the Commission via email to shareholderproposals@sec.gov.

The Company intends to file and make available to shareholders its Proxy Materials available on or about May 13, 2015. The Company's Annual Meeting of Shareholders is scheduled to be held on June 25, 2015. The Company intends to file definitive copies of the Proxy Materials with the Commission at the same time the Proxy Materials are first made available to shareholders.

## THE PROPOSAL

The Proposal consists of eight "whereas" clauses followed by the resolution set forth below:

> THEREFORE, BE IT RESOLVED that the shareholders urge the Board of Directors take all necessary steps to join the Fair Foods Program, as promptly as feasible, to protect and enhance consumer and investor confidence in the Kroger brand related to the purchase of domestic produce, and the Board should prepare, at a reasonable cost and omitting proprietary information, a report to shareholders and the public concerning the implementation of this Resolution.

The Proposal "urge[s] the Board of Directors [to] take all necessary steps to join the Fair Food Program," which will require the Company to enter into an agreement with the Coalition of Immokalee Workers pursuant to which the Company must, among other things, purchase Florida tomatoes only from growers that comply with the Fair Food Code of Conduct. *See* www.fairfoodprogram.org.

A copy of the Proposal and Supporting Statements from each of the Proponents is appended hereto as Exhibits A, B and C.

## BASIS FOR EXCLUSION

We hereby respectfully request that the staff of the Division of Corporation Finance (the "Staff") concur in our view that the Proposal may be excluded from the Proxy Materials pursuant to Rule 14a-8(i)(7) because the Proposal relates to the Company's ordinary business operations.

## BACKGROUND OF THE COMPANY

The Kroger Co. is one of the world's largest grocery retailers, with fiscal 2013 sales of $98.4 billion. The Kroger Co. Family of Stores spans many states in the United States with store formats that include grocery and multi-department stores, discount, convenience stores and jewelry stores. The Company operates under nearly two dozen banners, all of which share the same belief in building strong local ties and brand loyalty with its customers.

In order to meet the needs of its customers, the Company selects, negotiates and contracts with approximately 35,000 suppliers. With respect to tomatoes alone, the Company selects, negotiates and contracts with approximately 40 suppliers. As a result of the number, variety and complexity of these supplier relationships, the Company regularly analyzes its suppliers and considers ways to mitigate risk, and increase efficiency, of its supply chain. The Company places considerable importance on forging strong supplier partnerships. The Company's suppliers, large or small, are essential components in accomplishing its mission.

Furthermore, the Company's day-to-day relationships with its suppliers are governed in part by the Company's comprehensive code of conduct that is applicable to those that furnish goods and services to the Company and its contractors. The code of conduct requires suppliers to, among other things, comply with all applicable labor laws and regulations and that wages meet or exceed legal and industry standards, and also prohibits, among other things, exposing workers to unreasonably hazardous, unsafe or unhealthy conditions. The Company's code of conduct prohibits those that do business with the Company from engaging in the type of conduct of concern to the Proponents. As a result, those that violate the Company's code of conduct will not be permitted to do business with the Company until they comply.

## ANALYSIS

Rule 14a-8(i)(7) permits a registrant to omit from its proxy materials a shareholder proposal that "deals with a matter relating to the company's business operations." According to the Commission's release accompanying the 1998 amendments to Rule 14a-8, the term "ordinary business" "refers to matters that are not necessarily 'ordinary' in the common meaning of the word," but instead the term "is rooted in the corporate law concept providing management with the flexibility in directing certain core matters involving the company's business and operations." *See* Exchange Act Release No. 34-40018 (May 21, 1998) (the "1998 Release"). In the 1998 Release, the Commission stated that the underlying policy of the ordinary business exclusion is to "confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Two central considerations that underpin this policy are addressed in the 1998 Release. First, the Commission analyzes whether the tasks addressed by the shareholder proposal are "so fundamental to a management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." Second, the Commission examines "the degree to which the proposal seeks to 'micromanage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.* (citing Exchange Act Release No. 12999 (Nov. 22, 1976).

### *The Proposal is Excludable Under Rule 14a-8(i)(7) Because it is Fundamental to Management's Ability to Run the Day-to-Day Operations of the Company and Seeks to Micro-Manage the Company*

In the 1998 Release, the Commission included supplier relationships as an example of an ordinary business matter excludable under Rule 14a-8(i)(7) citing the following as fundamental tasks of management "the management of the workforce, such as the hiring, promotion of termination of employees, <u>decisions on production quality and quantity, and the retention of suppliers</u>." (emphasis added) Although the Proposal is couched in precatory terms, it ultimately seeks to compel the Company to engage with only those suppliers that the Proponents support and promote, directly affects the Company's ordinary business operations and "micromanages" the Company by enabling shareholders to dictate the Company's relationships with its tomato suppliers in Florida and therefore is clearly subject to exclusion under Rule 14a-8(i)(7). As such, the Proposal infringes on the Board's and management's ability to control the day-to-day operations of the Company and thus it is excludable as ordinary business.

*Supplier Relationships are Fundamental to the Company's Day-to-Day Operations*

The Staff has consistently concurred that proposals relating to supplier relationships may be excluded on the basis of Rule 14a-8(i)(7) because they relate to ordinary business operations. For example, in response to a no-action letter request from Kraft Foods Inc., the Staff noted that "proposals concerning decisions relating to supplier relationships are generally excludable under Rule 14a-8(i)(7)." *See Kraft Foods* (January 6, 2012) (concurring that there was a basis for exclusion with respect to a shareholder proposal calling for a report assessing water risk to its agricultural supply chain and the action the Board will take to mitigate its impact on shareholder value). Moreover, in *International Business Machines Corp.* (December 29, 2006), a shareholder proposal sought to have IBM update its evaluation process for the selection of suppliers. In its response, the Staff noted that the proposal related to IBM's business operations and, specifically, the "decisions relating to supplier relationships" and granted relief to IBM on the basis of Rule 14a-8(i)(7). In *The Southern Co.* (January 19, 2011), the Staff concurred with the exclusion under Rule 14a-8(i)(7) of a proposal requesting that the company "strive to purchase a very high percentage" of "Made in USA" goods and services on the grounds that it related to "decisions relating to supplier relationships." See also *Spectra Energy Corp.* (September 10, 2010, *recon. denied* October 25, 2010) (same); *Alaska Air Group, Inc.* (March 8, 2010) (concurring in the exclusion of a proposal requesting a report on contract repair facilities as relating to "decisions relating to vendor relationships"); *Continental Airlines, Inc.* (March 25, 2009) (concurring in the exclusion of a proposal requesting a policy on contract repair stations as relating to "decisions relating to vendor relationships"); and *PepsiCo, Inc.* (February 11, 2004) (concurring in the exclusion of a proposal concerning the company's relationships with different bottlers as relating to "decisions relating to vendor relationships"). This Proposal is a more serious intrusion into management's right to control the retention of suppliers than some of the precedents cited above because rather than simply seeking a report on supplier practices, the Proposal seeks to direct the Company on which tomato suppliers to use in Florida and limit the participants in the Company's supply chain, thereby impinging upon the day-to-day operations of the Company. In addition, it should be noted that participation in the Fair Foods Program would require the Company to incur a premium on top of any price negotiated with approved suppliers under such program, thereby interfering with the Company's ability to independently negotiate rates with its suppliers. *See* Exhibit D (Fair Food Code of Conduct and Selected Guidance).

*Investor Confidence and Risk Concerns Do Not Prevent the Proposal from Being Excluded*

The Proposal focuses on the importance of consumer and investor confidence and the Company's brand. However, brand value and risk as justifications for micromanaging a company's ordinary decisions in relation to its suppliers will not in and of itself provide a sufficient basis to avoid exclusion by the Staff. In *Dean Foods* (March 9, 2007, recon. denied March 22, 2007), shareholders requested that an independent committee review the company's policies and procedures and report on the adequacy of such policies and procedures to protect the company's organic dairy brands and its reputation with organic food consumers and address consumer and media criticism of dairy production and sourcing practices. Though focused on brand image and brand value, central to the proposal was "micromanagement" of the company's process and procedures relating to the production and marketing of organic milk, and as a result, the Staff concurred in the exclusion based on Rule 14a-8(i)(7). Furthermore, the evaluation of risk related to damage to reputation is a fundamental part of ordinary business operations, and is best left to management and the board of directors. *See General Electric Company* (January 13, 2006) (concurring that the company could exclude a shareholder proposal seeking a report on the "risk of damage to GE's brand name and reputation" as a result of decisions to "send manufacturing and service work to other countries"); *Newmont Mining Corp.* (February 4, 2004) (proposal requesting a report on the risk to the company's operations, profitability and reputation from its social and environmental liabilities was excludable on the basis that it pertained to the "evaluation of risk"). The Proposal, which aims to "protect and enhance consumer and investor confidence in the Kroger brand with respect to domestic produce" by requiring the Company join the Fair Food Program, is a clear example of micromanagement that restricts the suppliers with which the Company can engage and prevents the Company from negotiating rates with its suppliers.

*The Proposal Does Not Transcend Ordinary Business Operations*

The Company is aware of the Staff's position concerning the inclusion of shareholder proposals that relate "sufficiently to significant social policy issues" that "transcend day to day business matters of the Company" and therefore may not be excludable under Rule 14a-8(i)(7). *See* Staff Legal Bulletin No. 14E (CF) "Shareholder Proposals" (October 27, 2009), question B. However, it is important to note that the mere fact that the Proposal is tied to a social issue does not overcome the fact that the Proposal deals with tasks that are fundamental to management's ability to run the Company on a day-to-day basis and seeks to "micro-manage" the Company by probing too deeply into business decisions and relationships upon which shareholders are not equipped to render decisions. *See* Pfizer (January 28, 2005) (proposal prohibiting the company from making donations which contribute to animal testing was excludable); *Petsmart* (March 24, 2011) (proposal that would have required suppliers to certify that they have not violated certain federal legislation and state law equivalents relating to the treatment of animals was determined by the Staff to be excludable, holding that although the human treatment of animals is a significant policy issue, the scope of the laws covered by the proposal was too broad such that it becomes too far removed from the Company's control to be a proper focus of the proposal). The Proposal at issue is limited in focus to the narrow segment of workers to which the Fair Foods Program applies, namely the tomato farm workers in Florida. With respect to the scope of the Company's agricultural supply chain, the social issues raised by the Proposal, including workers' rights and labor standards, would not transcend the ordinary business operations of the Company nor raise policy issues so significant that they would be appropriate for a shareholder vote. *See* 1998 Release. Instead, the Proposal seeks to control the Company's selection of suppliers. To allow shareholders to dictate who the Company may retain as a supplier and how much to pay a supplier would substitute their opinion for the judgment of the Company's board of directors and management. This judgment is precisely the type that Rule 14a-8(i)(7) is intended to address.

## CONCLUSION

The Proposal is directly related to the Company's ordinary business operations of managing its relationships with suppliers. As one of the largest grocery retailers in the world, the Company contracts with approximately forty suppliers in connection with the purchase of tomatoes for its stores. The Company selects its suppliers based on the type of tomatoes its customers want. The Company chooses suppliers who meet those needs and considers a variety of factors in choosing a supplier, including, but not limited to, food safety record, quality, quantity, reliability, seasonality, the price of tomatoes, and compliance with the Company's code of conduct. It is essential that the Company is able to choose the suppliers that meet the Company's requirements and standards. The reliability of the Company's supply chain is key critical to its operations and business. The failure of a supplier to meet its commitments could result in a negative impact on the Company. If enrolled in the Fair Food Program, the Company would no longer able to choose its tomato suppliers in the State of Florida or have confidence in the reliability of the supply chain. Management of the Company's supplier relationships is a critical part of the Company's day-to-day business. Consequently, the Proposal may be excluded pursuant to Rule 14a-8(i)(7) because it relates to the Company's ordinary business operations, specifically, decisions relating to the Company's supplier relationships.

Based on the foregoing analysis, we respectfully request that the Staff concur that it will not recommend enforcement action to the Commission if the Company excludes the Proposal from its 2015 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject.

If the Company can be of any further assistance in this matter, please do not hesitate to call me at 513-762-1018 or Lyuba Goltser, Weil, Gotshal & Manges LLP at 212-310-8048.

Sincerely,



Stacey M. Heiser

CC: Lyuba Goltser
Calvert Investment Management, Inc.
First Affirmative Financial Network, LLC
Glenmary Home Missioners

**EXHIBIT A**



**First Affirmative**
Financial Network, LLC

*Investing for a Sustainable Future*

December 17, 2014

RECEIVED
DEC 29 2014
KROGER LAW DEPT.

Christine Wheatley
Secretary and General Council
The Kroger Company
1014 Vine Street
Cincinnati, OH 45202

Dear Ms. Wheatley,

First Affirmative Financial Network, LLC is a United States based investment management firm with approximately $945 million in assets under management. We hold shares of The Kroger Company on behalf of clients who ask us to integrate their values with their investment portfolios.

First Affirmative is co-filing the enclosed resolution with regard to the Fair Food Program on behalf of our client, Mary H. DuPree. We are co-filing this resolution with lead filer Calvert Investments and authorize the lead filer to act on our behalf, to include withdrawing the resolution. We support the inclusion of this proposal in the 2015 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 (17 C.F.R. § 240.14a-8).

Per Rule 14a-8, Ms. DuPree holds more than $2,000 of The Kroger Company common stock, acquired more than one year prior to the date of this filing and held continuously for that time. She intends to remain invested in this position continuously through the date of the 2015 annual meeting. Verification of ownership will be forwarded under separate cover by DTC participant custodian Folio Institutional (FOLIO*fn* Investments, Inc.). The lead filer will send a representative to the stockholders' meeting to move the shareholder proposal as required by SEC rules.

Please confirm receipt of this document and direct correspondence to:
Holly A. Testa, Director, Shareowner Engagement
hollytesta@firstaffirmative.com / 303-641-5190

Sincerely,

Steven J. Schueth
President

Enclosures: Resolution, Client Authorization Letter

## Join the Fair Food Program

**2015: Kroger Co.**

**WHEREAS,** we believe Kroger purchases significant amounts of produce, such as tomatoes, and

**WHEREAS,** there is increasing public awareness and media coverage of modern-day slavery, sweatshop conditions, and abuses that many agricultural workers face, and

**WHEREAS,** the United States Department of Justice has successfully prosecuted numerous cases of modern-day slavery in the U.S. agricultural industry since 1996, including in tomatoes, and involving more than 1,000 workers (see, for example, *United States v. Ramos*; *United States v. Lee*; *United States v. Flores*; *United States v. Cuello*; *United States v. Navarrete*), and

**WHEREAS,** we believe violations of human rights in Kroger's supply chain can lead to public protests, a loss of consumer confidence that can have a negative impact on shareholder value, and damage to the Kroger brand, and

**WHEREAS,** we believe Kroger's current vendor Code of Conduct is inadequate to protect the Kroger brand, as it is based heavily on compliance with the law, and U.S. agricultural workers are excluded from many labor laws that apply to other U.S. workers (for example, National Labor Relations Act of 1935, 29 U.S.C. § 151 et seq.; and many provisions of the Fair Labor Standards Act of 1938, 29 U.S.C. § 201, 213), and

**WHEREAS,** there exists an internationally recognized program (the Fair Food Program) that is based on strict compliance with a human rights-based code of conduct and prevents forced labor of any type, protects workers from discrimination and sexual harassment, provides growers within the Program with state of the art risk management, and protects the brands of participating companies, and

**WHEREAS,** several of Kroger's direct competitors in the supermarket industry, of both lesser and greater scale, have already joined the Fair Food Program and therefore stand to gain a competitive advantage over Kroger in terms of enhancing and protecting their brands so as to maintain consumer and investor confidence, and

**WHEREAS,** in our opinion as shareholders, enforceable human rights codes of conduct are essential if consumer and investor confidence in our company's commitment to human rights is to be maintained and enhanced,

**THEREFORE, BE IT RESOLVED** that the shareholders urge the Board of Directors take all necessary steps to join the Fair Food Program, as promptly as feasible, to protect and enhance consumer and investor confidence in the Kroger brand related to the purchase of domestic produce, and the Board should prepare, at a reasonable cost and omitting proprietary information, a report to shareholders and the public concerning the implementation of this Resolution.

December 11, 2014

Mary H. DuPree

***FISMA & OMB Memorandum M-07-16***

Christine Wheatley
Secretary and General Council
The Kroger Company
1014 Vine Street
Cincinnati, OH 45202

**RE: Shareholder Proposal Regarding Fair Food Program**

Dear Ms. Wheatley:

I hereby authorize First Affirmative Financial Network, LLC to co-file a resolution on my behalf with The Kroger Company (Kroger) addressing sustainability reporting. I own approximately 76 shares of Kroger and have held shares worth more than $2,000 for at least one year as of the filing date of this resolution. I intend to hold at least $2,000 of these shares in the company through the date of the annual meeting in 2015.

Verification of ownership will be sent under separate cover by Folio Institutional (FOLIOfn Investments, Inc).

I specifically give First Affirmative Financial Network, LLC full authority to deal, on my behalf, with all aspects of this shareholder resolution. I understand that my name may appear on the proxy statement as a filer of this shareholder resolution.

Sincerely,



Mary H. DuPree



FOLIOfn Investments, Inc.
8180 Greensboro Drive
8th Floor
McLean, VA 22102

p 888-485-3456
f 703-880-7313
folioinstitutional.com

December 22, 2014



Christine Wheatley
Secretary and General Council
The Kroger Company
1014 Vine Street
Cincinnati, OH 45202

**RE: Shareholder Proposal Regarding Fair Food Program**

Dear Ms. Wheatley:

Folio*fn* Investments, Inc. serves as the corporate custodian and is the record holder for 76 shares of common stock of The Kroger Company ("Company") for the benefit of Mary H. DuPree.

This account has been the beneficial owner of at least 1% or $2,000 in aggregate market value of the Company's common stock continuously for at least one year prior to the date of the shareholder proposal submitted by First Affirmative Financial Network, LLC on December 17, 2014 on behalf of the Mary H. DuPree pursuant to Rule 14a-8 of the Securities and Exchange Commission.

This account continues to hold the above referenced shares of the Company's common stock as of the date hereof.

Sincerely,

Bill Davis
VP Customer Service
Folio*fn* Investments, Inc.
8180 Greensboro Drive
8th Floor
McLean, VA 22102
davis@folioinvesting.com
T: 703-245-4804

**Folio*fn* Investments, Inc. is a Depository Trust Company (DTC)**

**EXHIBIT B**



# GLENMARY
HOME MISSIONERS

P.O. Box 465618
Cincinnati, OH
45246-5618

513.874.8900 phone
513.874.1690 fax
info@glenmary.org



December 19, 2014

Paul W. Heldman
Executive Vice President, Secretary and General Counsel
The Kroger Company
1014 Vine Street
Cincinnati, Ohio 45202-1100

Dear Mr. Heldman:

The Glenmary Home Missioners (Home Missioners of America–Society fund) has long been concerned not only with the financial returns of its investments, but also with the social and ethical implications of its investments. We believe that a demonstrated corporate responsibility in matters of the environment, social and governance concerns fosters long term business success. The Home Missioners of America–Society Fund, a long term investor, is currently the beneficial owner of share of the Kroger Company.

As shareholders, we are filing the enclosed resolution requesting that the Board of Directors take all necessary steps to join the Fair Food Program as promptly as feasible for the purpose of protecting and enhancing customer and investor confidence in the Kroger brand as it relates to the purchase of domestic produce. The Board should also prepare a report at reasonable cost to shareholder and the public concerning the implementation of this resolution.

The Home Missioners of America–Society Fund is co-filing the enclosed shareholder proposal for inclusion in the 2015 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. The primary filer for this resolution is the Calvert Investment Management, Inc .and is authorized to withdraw the resolution on our behalf. The Home Missioners of America- Society Fund has been a shareholder continuously for more than one year holding at least $2000 in market value and will continue to invest in at least the requisite number of shares for proxy resolutions through the annual shareholder' meeting. The verification of ownership will be sent separately by our custodian.

Best Regards,



Fr. Neil Pezzulo
1st Vice President

**Join the Fair Food Program**
**2015 – Kroger Co.**

**WHEREAS**, we believe Kroger purchases significant amounts of produce, such as tomatoes, and

**WHEREAS**, there is increasing public awareness and media coverage of modern-day slavery, sweatshop conditions, and abuses that many agricultural workers face, and

**WHEREAS**, the United States Department of Justice has successfully prosecuted numerous cases of modern-day slavery in the U.S. agricultural industry since 1996, including in tomatoes, and involving more than 1,000 workers (see, for example, *United States v. Ramos*; *United States v. Lee*; *United States v. Flores*; *United States v. Cuello*; *United States v. Navarrete*), and

**WHEREAS**, we believe violations of human rights in Kroger's supply chain can lead to public protests, a loss of consumer confidence that can have a negative impact on shareholder value, and damage to the Kroger brand, and

**WHEREAS**, we believe Kroger's current vendor Code of Conduct is inadequate to protect the Kroger brand, as it is based heavily on compliance with the law, and U.S. agricultural workers are excluded from many labor laws that apply to other U.S. workers (for example, National Labor Relations Act of 1935, 29 U.S.C. § 151 et seq.; and many provisions of the Fair Labor Standards Act of 1938, 29 U.S.C. § 201, 213), and

**WHEREAS**, there exists an internationally recognized program (the Fair Food Program) that is based on strict compliance with a human rights-based code of conduct and prevents forced labor of any type, protects workers from discrimination and sexual harassment, provides growers within the Program with state of the art risk management, and protects the brands of participating companies, and

**WHEREAS**, several of Kroger's direct competitors in the supermarket industry, of both lesser and greater scale, have already joined the Fair Food Program and therefore stand to gain a competitive advantage over Kroger in terms of enhancing and protecting their brands so as to maintain consumer and investor confidence, and

**WHEREAS**, in our opinion as shareholders, enforceable human rights codes of conduct are essential if consumer and investor confidence in our company's commitment to human rights is to be maintained and enhanced,

**THEREFORE, BE IT RESOLVED** that the shareholders urge the Board of Directors take all necessary steps to join the Fair Food Program, as promptly as feasible, to protect and enhance consumer and investor confidence in the Kroger brand related to the purchase of domestic produce, and the Board should prepare, at a reasonable cost and omitting proprietary information, a report to shareholders and the public concerning the implementation of this Resolution.

Morgan Stanley

Wealth Management
7755 Montgomery Road
Suite 200
Cincinnati, OH 45236
tel 513 762 5200
fax 513 762 5201
toll free 800 543 2665

December 22, 2014



Mr. Paul W. Heldman
Executive Vice President
Secretary and General Counsel
Kroger Company
1014 Vine Street
Cincinnati, OH 45202

Dear Mr. Heldman:

The purpose of this letter is to state and clarify the ownership of Kroger stock by The Home Missioners of America. As of December 19, 2014 The Home Missioners of America Society Fund owns 250 shares of Kroger stock with an approximate value of $16,090. The Stock was originally purchased on June 12, 2012 and the intention is to hold the stock for the long term.

If you should have any questions, please feel free to give me a call. I can be reached directly at 513-762-5210.

Sincerely,



Stephen. J. Renie
Senior Vice President
Portfolio Manager

THE INFORMATION CONTAINED HEREIN HAS BEEN OBTAINED FROM SOURCES BELIEVED RELIABLE, BUT THE ACCURACY OF THE INFORMATION CANNOT BE GUARANTEED.

EXHIBIT C



4550 Montgomery Avenue, Bethesda, MD 20814
301.951.4800 / www.calvert.com

RECEIVED
DEC 17 2014
KROGER LAW DEPT.

December 15, 2014

Paul W. Heldman
Executive Vice President, Secretary and General Counsel
The Kroger Company
1014 Vine Street
Cincinnati, Ohio 45202-1100

Dear Mr. Heldman:

Calvert Investment Management, Inc. ("Calvert"), a registered investment advisor, provides investment advice for the 40 mutual funds sponsored by Calvert Investments, Inc. As of December 12, 2014, Calvert had over $13.2 billion in assets under management.

The Calvert VP S&P 500 Index Portfolio ("Fund") is the beneficial owner of at least $2,000 in market value of securities entitled to be voted at the next shareholder meeting (supporting documentation enclosed). Furthermore, the Fund has held these securities continuously for at least one year, and the Fund intends to continue to own the requisite shares in the Company through the date of the 2015 annual meeting of shareholders.

We are notifying you, in a timely manner, that the Fund is presenting the enclosed shareholder proposal for vote at the upcoming stockholders meeting. We submit it for inclusion in the proxy statement in accordance with Rule 14a-8 under the Securities Exchange Act of 1934 (17 C.F.R. § 240.14a-8).

As long-standing shareholders, we are filing the enclosed resolution requesting that the Board of Directors take all necessary steps to join the Fair Food Program as promptly as feasible for the purpose of protecting and enhancing customer and investor confidence in the Kroger brand as it relates to the purchase of domestic produce. The Board should also prepare a report at reasonable cost to shareholders and the public concerning the implementation of this resolution.

If prior to the annual meeting you agree to the request outlined in the resolution, we believe that this resolution would be unnecessary. Please direct any correspondence to Emily Kaiser, Esq., at 301-961-7457, or contact her via email at emily.kaiser@calvert.com.

We appreciate your attention to this matter and look forward to working with you.

Sincerely,

Ivy Wafford Duke

Ivy Wafford Duke
Vice President and Assistant Secretary, Calvert Variable Products, Inc.
Deputy General Counsel and Assistant Secretary, Calvert Investment Management, Inc.

Enclosures:

Resolution text
State Street letter

Cc: Bennett Freeman, Senior Vice President for Social Research and Policy, Calvert Investment Management, Inc.
Stu Dalheim, Vice President, Shareholder Advocacy, Calvert Investment Management, Inc.
Ellen Kennedy, Manager, Environment, Water and Climate Change, Calvert Investment Management, Inc.
Emily Kaiser, Esq., Sustainability Analyst, Calvert Investment Management, Inc.

**Join the Fair Food Program**
**2015 – Kroger Co.**

**WHEREAS,** we believe Kroger purchases significant amounts of produce, such as tomatoes, and

**WHEREAS,** there is increasing public awareness and media coverage of modern-day slavery, sweatshop conditions, and abuses that many agricultural workers face, and

**WHEREAS,** the United States Department of Justice has successfully prosecuted numerous cases of modern-day slavery in the U.S. agricultural industry since 1996, including in tomatoes, and involving more than 1,000 workers (see, for example, *United States v. Ramos*; *United States v. Lee*; *United States v. Flores*; *United States v. Cuello*; *United States v. Navarrete*), and

**WHEREAS,** we believe violations of human rights in Kroger's supply chain can lead to public protests, a loss of consumer confidence that can have a negative impact on shareholder value, and damage to the Kroger brand, and

**WHEREAS,** we believe Kroger's current vendor Code of Conduct is inadequate to protect the Kroger brand, as it is based heavily on compliance with the law, and U.S. agricultural workers are excluded from many labor laws that apply to other U.S. workers (for example, National Labor Relations Act of 1935, 29 U.S.C. § 151 et seq.; and many provisions of the Fair Labor Standards Act of 1938, 29 U.S.C. § 201, 213), and

**WHEREAS,** there exists an internationally recognized program (the Fair Food Program) that is based on strict compliance with a human rights-based code of conduct and prevents forced labor of any type, protects workers from discrimination and sexual harassment, provides growers within the Program with state of the art risk management, and protects the brands of participating companies, and

**WHEREAS,** several of Kroger's direct competitors in the supermarket industry, of both lesser and greater scale, have already joined the Fair Food Program and therefore stand to gain a competitive advantage over Kroger in terms of enhancing and protecting their brands so as to maintain consumer and investor confidence, and

**WHEREAS,** in our opinion as shareholders, enforceable human rights codes of conduct are essential if consumer and investor confidence in our company's commitment to human rights is to be maintained and enhanced,

**THEREFORE, BE IT RESOLVED** that the shareholders urge the Board of Directors take all necessary steps to join the Fair Food Program, as promptly as feasible, to protect and enhance consumer and investor confidence in the Kroger brand related to the purchase of domestic produce, and the Board should prepare, at a reasonable cost and omitting proprietary information, a report to shareholders and the public concerning the implementation of this Resolution.



STATE STREET

Investment Services
P.O. Box 5607
Boston, MA 02110

December 12, 2014

Calvert Investment Management, Inc.
4550 Montgomery Avenue, Suite 1000N
Bethesda, MD 20814

To Whom It May Concern:

This letter is to confirm that as of December 11, 2014 the Calvert Funds listed below held the indicated amount of shares of the stock of The Kroger Co. (Cusip 501044101). Also the funds held the amount of shares indicated continuously since 12/6/2013.

| Fund | Fund Name | CUSIP Number | Security Name | Shares/Par Value 12/11/2014 | Shares Held Since 12/6/2013 |
|---|---|---|---|---|---|
| D894 | Calvert VP S&P 500 Index Portfolio | 501044101 | The Kroger Co. | 9,058 | 9,058 |

Please feel free to contact me if you need any further information.

Sincerely,

Carlos Ferreira
Account Manager
State Street Bank and Trust Company

Limited Access

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